EXHIBIT 99.1

News Release dated July 7, 2015, Suncor Energy to exchange select wind power facilities for TransAlta Corporation’s Poplar Creek cogeneration facilities

News Release

FOR IMMEDIATE RELEASE

Suncor Energy to exchange select wind power facilities for TransAlta Corporation’s Poplar Creek cogeneration facilities

Calgary, Alberta (July 7, 2015) – Suncor Energy today announced that it has reached an agreement with TransAlta Corporation to exchange Suncor’s Kent Breeze and its share of the Wintering Hills wind power facilities for TransAlta’s Poplar Creek cogeneration facilities. The Poplar Creek facilities provide steam and power for Suncor’s Oil Sands Base site in Fort McMurray Alberta.

As part of the agreement, Suncor will acquire two steam turbine generators, transmission and distribution infrastructure, including the interconnection to the Alberta power grid, and the balance of plant assets at the 376 megawatt (MW) Poplar Creek cogeneration facility. Additionally, under a contract with TransAlta until 2030, Suncor will assume operating control of two gas turbine generators and heat recovery steam generators at Poplar Creek. Following 2030, ownership of the gas turbine generators and heat recovery steam generators will transfer to Suncor.

The acquisition of the Poplar Creek cogeneration facilities is consistent with Suncor’s strategy of integrating related assets with its base operations to enhance reliability and efficiency.

TransAlta will acquire the 20 MW Kent Breeze wind power facility located near Thamesville, Ontario as well as Suncor’s 51 per cent interest in the 88 MW Wintering Hills wind power facility located near Drumheller, Alberta.

Once the transaction has closed, Suncor’s renewable energy portfolio will include five operational wind power projects, one project in development and Canada’s largest ethanol production facility.

The transaction will be subject to closing conditions including regulatory approval under the Competition Act. The transaction is expected to close in the third quarter of 2015.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Forward-looking statements in this news release include those around the closing of the transaction with TransAlta Corporation, including the assumption that the transaction and Suncor’s renewable energy portfolio following the transaction will be as described. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis and Earnings Release dated April 29, 2015 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference.

Suncor Energy 150 6 Avenue S.W. Calgary Alberta T2P 3E3 suncor.com

Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

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800-558-9071

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